Exhibit 99.1

Q3	2020

Management’s Discussion
and Analysis

FOR THE PERIOD ENDED September 30, 2020

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2019 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to October 29, 2020 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

•	Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three and nine months ended September 30, 2020 were 12,068 ounces and 36,381 ounces, respectively, compared with 17,289 ounces and 47,716 ounces for the comparable periods in 2019.
•	Revenue for the three and nine months ended September 30, 2020 was $23.3 million and $63.3 million, respectively, compared with $25.8 million and $65.4 million for the comparable periods in 2019.
•	Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three and nine months ended September 30, 2020 were $18.0 million and $45.8 million, respectively, compared with $18.2 million and $45.5 million for the comparable periods in 2019.
•	Cost of sales, excluding depletion, for the three and nine months ended September 30, 2020 were $3.1 million and $10.1 million, respectively, compared with $5.0 million and $13.3 million for the comparable periods in 2019.
•	Average cash cost[1] for the three and nine months ended September 30, 2020 of $258 and $278 per Attributable Gold Equivalent ounce compared with $288 and $279 per Attributable Gold Equivalent ounce for the comparable periods in 2019.
•	Cash operating margins[1] for the three and nine months ended September 30, 2020 were $1,670 and $1,463 per Attributable Gold Equivalent ounce compared with $1,203 and $1,092 per Attributable Gold Equivalent ounce for the comparable periods in 2019. Cash operating margins[1] for the three months ended September 30, 2020 represented a record for the Company.
•	As at September 30, 2020, Sandstorm has a strong balance sheet with over $70 million in cash and over $65 million in equity and debt investments. When combined with an undrawn revolving credit facility of $225 million, strong operating cash flows, and the sale of non-core investments, Sandstorm expects to have significant capital available to propel the Company into the next phase of growth.
•	Sandstorm has been recognized in this year’s TSX30 ranking as one of the top 30 performers on the Toronto Stock Exchange. The TSX30 program is a sector-agnostic ranking of the top 30 performing companies on the TSX over a three-year period, based on dividend-adjusted share price appreciation.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent" as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 202 Streams and royalties, of which 24 relate to properties where the underlying mines are producing.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Outlook

Due to the unknown long-term effects of the current global health pandemic, Sandstorm withdrew the Company’s 2020 production guidance. Based on the Company’s existing Gold Streams and royalties, Attributable Gold Equivalent ounces sold (individually and collectively referred to as “Attributable Gold Equivalent”) are forecasted to be approximately 125,000 ounces in 2024.

Key Producing Assets

Yamana Silver Stream
Yamana Gold Inc.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro Mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. Yamana has also set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro over the next several years.

Chapada Copper Stream
Lundin Mining Corporation

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. Lundin Mining recently announced that processing activities had been interrupted at the Chapada Mine after the operation suffered a power outage on September 27, 2020. When the power was restored, the protection system at the operation’s main electrical substation failed, resulting in significant damage to the SAG and ball mill motors. Lundin Mining expects that a return to full capacity will be achieved before the end of 2020.

For more information, visit the Lundin Mining website at www.lundinmining.com.

Houndé Royalty
Endeavour Mining Corporation

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 1.4 million ounces of gold within 24.2 million tonnes of ore with an average grade of 1.8 grams per tonne gold. This Reserve is based on variable economic cut-off grades ranging from 0.5-0.8 grams per tonne gold, depending on the deposit and the metallurgy. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, stockpiles and the Bouéré deposit.

Houndé is an open pit gold mine with a 3.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Resource on July 22, 2020, which includes 1.5 million ounces of Indicated Resources and 0.2 million ounces of Inferred Resources at the Kari Center, Kari West, Kari Gap, and Kari South areas combined, all of which are included within the Houndé Tenements. See www.endeavourmining.com for more information.

Santa Elena Gold Stream
First Majestic Silver Corp.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $464 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. In 2019, First Majestic installed a new high intensity grinding mill which it anticipates will improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling.

Aurizona Gold Royalty
Equinox Gold Corp.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox”) open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On July 1, 2019, Equinox achieved commercial production at the Aurizona Gold Mine. A Feasibility Study on the Aurizona project, which was filed on May 13, 2020, included estimated Proven and Probable Mineral Reserves of 958,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 120,000 ounces. The Feasibility Study also included an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 844,000 ounces contained in 16.0 million tonnes at 1.6 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

Equinox recently announced a positive Preliminary Economic Assessment for the development of an underground mine at Aurizona which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%-5% sliding scale NSR. The assessment outlines total underground production of 740,500 ounces of gold over a ten-year mine life.

Fruta del Norte Royalty
Lundin Gold Inc.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold project located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”).

The royalty covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.6 million tonnes of ore with an average grade of 8.7 grams per tonne, as of December 31, 2019, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 5.0 grams per tonne depending on mining method).

In February 2020, Lundin Gold announced that commercial production had been achieved at the Fruta del Norte Mine. Lundin Gold expects that the Fruta del Norte mill will reach 3,500 tonnes per day in the fourth quarter of 2020. In addition, Lundin Gold is studying the feasibility of increasing the mill’s throughput to 4,000-4,500 tonnes per day, with potential for this increased throughput to be effective as early as 2021.

On September 14, 2020, Lundin Gold announced receipt of additional exploration permits which will allow it to commence a 6,000-metre drill program at the Barbasco target. Barbasco is located approximately seven kilometres south of Fruta del Norte within the same geological structure known as the Suarez Pull-Apart Basin and is located within the area of interest of the Company’s royalty.

Relief Canyon Gold Stream
Americas Gold and Silver Corporation

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Project”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon Project by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

The Relief Canyon Project is a past producing open pit mine located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine. Americas Gold recently announced that it had achieved first gold pour and commercial production is expected by the end of 2020.

Black Fox Gold Stream
McEwen Mining Inc.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $561 and the spot price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Karma Gold Stream
Endeavour Mining Corporation

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour’s open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five-year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively. Accordingly, the gross Gold Stream entitlement will convert to 6.5% in the second quarter of 2021, after the conclusion of the five-year fixed delivery period.

Bracemac-McLeod Royalty
Glencore PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore PLC (“Glencore”).

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Diavik Diamond Royalty
Rio Tinto PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

As a result of adverse diamond market conditions, during the nine months ended September 30, 2020, the Company recorded an impairment charge of $7.9 million on the Diavik royalty.

Ming Gold Stream
Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming copper-gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2019 metallurgical recoveries, Sandstorm’s 2020 gold purchase entitlement was adjusted to 30%.

The Ming Mine has been in operation since 2012 and continued production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone. For more information refer to www.ramblermines.com.

Other Producing Assets

Gualcamayo Royalty
Mineros S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua.

Thunder Creek Royalty
Pan American Silver Corp.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty
Harmony Gold Mining Company Limited

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited (“Harmony”). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty
Aura Minerals Inc.

The Company has a 1.5% NSR on the San Andres gold mine (the “San Andres Mine”) which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. (“Aura Minerals”). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure.

Emigrant Springs Royalty
Newmont Corporation

The Company has a 1.5% NSR, payable by Newmont Corporation (“Newmont”), on a portion of the Emigrant Springs gold mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corporation (“Barrick”) and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Development Assets

Hod Maden
Lidya Madencilik Sanayi ve Ticaret A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint venture partner with Alacer Gold Corp. (now SSR Mining Inc.) on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cut-off grade). The study projects an estimated pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all-in sustaining cost on a co-product basis1 of $374 per ounce. For more information refer to www.sandstormgold.com.

A Feasibility Study is currently under way and, due to COVID-19 related delays, it is expected to be completed in the first half of 2021, with first production projected by the end of 2023. In conjunction with the study, a final Environmental Impact Assessment is expected to be completed in the first quarter of 2021.

The 30% Hod Maden net profits interest is a key component of the Company’s portfolio, with some of the highlights including:

•	Significant Increase in Expected Future Production: Hod Maden is an anchor asset that is expected to increase the Company’s Attributable Gold Equivalent ounces to approximately 125,000 in 2024.

•	Significant Exploration Upside: The Hod Maden deposit occurs within a significant 7.0 kilometre long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometre strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

•	Strong Partner: Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with Alacer Gold Corp. (now SSR Mining Inc.) on the producing Çöpler mine.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Hugo North Extension & Heruga Gold Stream
Entrée Resources Ltd.

The Company has a Gold Stream with Entrée Resources Ltd. (“Entrée”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga. Since the release of the 2018 report, Entrée recently announced that, in addition to the recently completed 2020 Oyu Tolgoi Technical Report which incorporated a new mine design for Hugo North Lift 1, drilling work is underway at Panels 1 and 2. The resulting updates to geotechnical modelling and mine design review are expected to continue into 2021, but are not currently expected to delay the ramp up of either panel.

Hackett River Royalty
Glencore PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometre strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 12,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2019, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.’s profile on www.sedar.com.

Lobo-Marte Royalty
Kinross Gold Corporation

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corporation (“Kinross”).

Kinross recently announced the results of a Pre-Feasibility Study for the Lobo-Marte Project. The study estimates a total life of mine production of approximately 4.5 million gold ounces during a 15-year mine life, which includes 12 years of mining followed by three years of residual processing. Kinross plans to commence a Feasibility Study later this year, with scheduled completion by the end of 2021. The Feasibility Study is expected to provide the detailed engineering and project description required for permitting and submission of an Environmental Impact Assessment. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty
Alamos Gold Inc.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5-year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty
NorZinc Ltd.

The Company has a 1.2% NSR on the Prairie Creek project (the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by NorZinc Ltd. (“NorZinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a 2017 Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty
Waterton Precious Metals Fund II Cayman, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Other

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company’s previous NCIB and during the nine months ended September 30, 2020, the Company purchased and cancelled approximately 4.6 million common shares for $23.5 million.

In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant, resulting in an additional $50.3 million in cash. Part of the proceeds were used to pay off the Company’s revolving credit facility.

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, during the nine months ended September 30, 2020, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $7.9 million.

Summary of Quarterly Results

Quarters Ended

In $000s (except for per share and per ounce amounts)	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Total revenue	$23,267	$18,730	$21,332	$23,995
Attributable Gold Equivalent ounces sold [1]	12,068	10,920	13,393	16,113
Sales	$14,187	$12,580	$14,333	$17,014
Royalty revenue	9,080	6,150	6,999	6,981
Average realized gold price per attributable ounce [1]	1,928	1,715	1,593	1,489
Average cash cost per attributable ounce [1]	258	257	314	309
Cash flows from operating activities	18,085	12,351	15,374	15,670
Net income (loss)	6,518	7,137	(10,342)	5,316
Basic income (loss) per share	0.03	0.04	(0.06)	0.03
Diluted income (loss) per share	0.03	0.04	(0.06)	0.03
Total assets	608,748	607,471	576,316	623,175
Total long-term liabilities	3,638	3,096	53,221	48,414

In $000s (except for per share and per ounce amounts)	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018
Total revenue	$25,778	$21,493	$18,168	$17,458
Attributable Gold Equivalent ounces sold [1]	17,289	16,356	14,071	14,182
Sales	$17,518	$16,443	$12,627	$12,523
Royalty revenue	8,260	5,050	5,541	4,935
Average realized gold price per attributable ounce [1]	1,491	1,314	1,291	1,231
Average cash cost per attributable ounce [1]	288	301	241	292
Cash flows from operating activities	14,255	13,449	13,965	10,844
Net income	6,150	2,434	2,497	2,749
Basic income per share	0.03	0.01	0.01	0.02
Diluted income per share	0.03	0.01	0.01	0.01
Total assets	608,817	601,062	620,143	588,887
Total long-term liabilities	51,576	40,727	47,265	510

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent ounces sold1 Sales & Royalty Revenue Average realized gold price per attributable ounce1

$24.0M $23.3M $21.3M $18.7M 16,113oz 13,393oz 12,068oz 10,920oz $1,489 $1,593 $1715 $1928 Q4 Q1 Q2 Q3 2019 2020 Q4 Q1 Q2 Q3 2019 2020 1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended September 30, 2020 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	1,197	$2,309	$-	$215	$2,094	$1,809
Black Fox	Gold	359	695	201	171	323	493
Bracemac-McLeod [1]	Various	488	942	-	353	589	748
Chapada	Copper	1,280	2,467	741	693	1,033	1,726
Diavik	Diamonds	460	888	-	991	(103)	688
Fruta del Norte	Gold	254	490	-	213	277	64
Houndé	Gold	1,151	2,218	-	879	1,339	3,127
Karma	Gold	1,250	2,433	484	1,049	900	2,697
Relief Canyon	Gold	1,168	2,249	-	859	1,390	2,249
Santa Elena	Gold	1,729	3,311	802	98	2,411	2,510
Yamana silver stream	Silver	1,572	3,032	880	1,603	549	2,153
Other Royalties [2]	Various	1,160	2,233	-	583	1,650	1,470
Corporate		-	-	-	-	(2,021)	(1,649)
Consolidated		12,068	$23,267	$3,108	$7,707	$10,431	$18,085

[1]	Royalty revenue from Bracemac-McLeod consists of $0.5 million from copper and $0.4 million from zinc.
[2]	Includes royalty revenue from gold of $1.9 million and other base metals of $0.3 million.

Q3 2020 Attributable Gold Equivalent Ounces Sold Santa Elena 1,729oz Yamana silver stream 1,572oz Chapada 1,280oz Karma 1,250oz Aurizona 1,197oz Relief Canyon 1,168oz Hounde 1,151oz Bracemac-McLeod 488oz Diavik 460oz Black Fox 359oz Fruta del Norte 254ozOther Royalties 1,160oz Q3 2020 Sales & Royalty Revenues by Region North America Canada South America Other 21% 15% 42% 37%

The Company’s operating segments for the three months ended September 30, 2019 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	985	$1,468	$-	$371	$-	$1,097	$168
Bachelor Lake	Gold	1,500	2,250	750	150	-	1,350	750
Black Fox	Gold	690	1,024	380	459	-	185	645
Bracemac-McLeod [1]	Various	653	973	-	399	-	574	903
Chapada	Copper	1,780	2,654	797	803	-	1,054	1,857
Diavik	Diamonds	1,193	1,779	-	1,324	-	455	1,729
Houndé	Gold	1,073	1,600	-	934	-	666	737
Karma	Gold	1,250	1,851	372	806	-	673	1,485
Ming	Gold	590	884	-	505	-	379	884
Santa Elena	Gold	2,901	4,325	1,332	174	-	2,819	2,994
Yamana silver stream	Silver	3,038	4,530	1,355	3,052	-	123	3,174
Other Royalties [2]	Various	1,636	2,440	-	1,021	(59)	1,478	1,474
Corporate		-	-	-	-	550	(2,275)	(2,545)
Consolidated		17,289	$25,778	$4,986	$9,998	$491	$8,578	$14,255

[1]	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.6 million from zinc.
[2]	Includes royalty revenue from gold of $2.3 million and other base metals of $0.1 million.

Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2019

For the three months ended September 30, 2020, net income and cash flow from operating activities were $6.5 million and $18.1 million, respectively, compared with net income and cash flow from operating activities of $6.2 million and $14.3 million for the comparable period in 2019. The increase is attributable to a combination of factors including:

•	A $1.9 million decrease in cost of sales, excluding depletion, partly due to a decrease in Attributable Gold Equivalent ounces sold; and
•	A $2.3 million decrease in depletion expense partly due to a decrease in Attributable Gold Equivalent ounces sold and adjustments to the depletable bases of the Company’s Mineral Interests as a result of Reserve and Resource updates;

Partially offset by:

•	A decrease in revenue (described in greater detail below).

For the three months ended September 30, 2020, revenue was $23.3 million compared with $25.8 million for the comparable period in 2019. The decrease is largely attributable to a 30% decrease in Attributable Gold Equivalent Ounces sold partially offset by a 29% increase in the average realized selling price of gold. In particular, the decrease in revenue was driven by:

•	A $2.3 million decrease in revenue attributable to the Bachelor Lake mine Gold Stream as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company’s interest converted into a 3.9% NSR;
•	A $1.5 million decrease in sales revenue from the Yamana silver stream largely due to a 47% decrease in silver ounces sold. The decrease in ounces was largely driven by temporary COVID-19 government mandated restrictions which resulted in significantly reduced operations. The decreased ounces were partially offset by an increase in the average realized selling price of silver which increased from an average of $15.10 per ounce in the three months ended September 30, 2019 to an average of $19.12 per ounce in the three months ended September 30, 2020; and
•	A $1.0 million decrease in sales revenue attributable to the Santa Elena Mine largely driven by a 40% decrease in the number of gold ounces sold as the mine continues to ramp up operations from the previous quarter’s COVID-19 related restrictions;

Partially offset by:

•	A $2.2 million increase in sales revenue attributable to the Relief Canyon Stream which commenced making fixed deliveries to Sandstorm in May 2020.

Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2019

For the nine months ended September 30, 2020, net income and cash flow from operating activities were $3.3 million and $45.8 million, respectively, compared with net income and cash flow from operating activities of $11.1 million and $41.7 million for the comparable period in 2019. The change is attributable to a combination of factors including:

•	The recognition of $8.9 million in non-cash impairment charges related to the Company’s Diavik royalty and certain other royalties within the Company’s Other Royalties segment;
•	A $3.7 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $1.0 million was recognized by the Company during the nine months ended September 30, 2020 primarily driven by the change in fair value of the Americas Gold convertible debenture and Equinox warrants; while during the nine months ended September 30, 2019 the Company recognized a gain of $4.7 million from its investments; and
•	A decrease in revenue (described in greater detail below);

Partially offset by:

•	A $3.2 million decrease in cost of sales, excluding depletion partly due to a decrease in Attributable Gold Equivalent ounces sold; and
•	A $4.2 million decrease in depletion expense partly due to a decrease in Attributable Gold Equivalent ounces sold and adjustments to the depletable bases of the Company’s Mineral Interests as a result of Reserve and Resource updates.

For the nine months ended September 30, 2020, revenue was $63.3 million compared with $65.4 million for the comparable period in 2019. The decrease is largely attributable to a 24% decrease in Attributable Gold Equivalent ounces sold. This was partly related to COVID-19 as some of the mines which Sandstorm receives royalty revenue or commodities from experienced delays in mine production or temporarily suspended operations. Although this impacted Sandstorm’s attributable gold equivalent ounces sold, all mines that were temporarily suspended have now resumed operation. The decrease in Attributable Gold Equivalent ounces sold was partially offset by a 27% increase in average realized selling price of gold. In particular, the decrease in revenue was driven by:

•	A $6.3 million decrease in revenue attributable to the Bachelor Lake mine Gold Stream as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company’s interest converted into a 3.9% NSR;
•	A $3.0 million decrease in sales revenue attributable to the Ming Mine largely driven by an 91% decrease in the number of gold ounces sold. The decrease in ounces sold was largely related to the timing of sales whereby the Company had received 1,191 gold ounces in inventory as at December 31, 2018 and those ounces were sold during the nine months ended September 30, 2019. In comparison, there were no gold ounces in inventory as at December 31, 2019, and hence no additional sales during the first nine months of 2020;
•	A $2.9 million decrease in revenue attributable to the Diavik royalty partly related to a decrease in the average realized selling price of diamonds;
•	A $1.9 million decrease in sales revenue attributable to the Santa Elena Mine largely driven by a 36% decrease in the number of gold ounces sold partly resulting from temporary COVID-19 restrictions; and
•	A $1.1 million decrease in sales revenue from the Chapada copper stream due to a 10% decrease in the pounds of copper sold as well as a decrease in the average realized selling price of copper which decreased from an average of $2.76 per pound in the nine months ended September 30, 2019 to an average of $2.64 per pound in the nine months ended September 30, 2020;

Partially offset by:

•	A $4.7 million increase in royalty revenue attributable to the Aurizona Mine which commenced commercial production in July 2019;
•	A $3.9 million increase in sales revenue attributable to the Relief Canyon Stream which commenced making fixed deliveries to Sandstorm in May 2020;
•	A $2.9 million increase in sales revenue attributable to the Yamana silver stream largely driven by an increase in the number of silver ounces sold. During the nine months ended September 30, 2020, Sandstorm received three quarterly silver deliveries from Yamana's Cerro Moro Mine whereas in the nine months ended September 30, 2019, Sandstorm received two quarterly silver deliveries from Cerro Moro as deliveries under the Yamana silver stream commenced in the second quarter of 2019; and
•	A $1.3 million increase in royalty revenue attributable to the Fruta del Norte Mine which commenced commercial production in February 2020.

Three Months Ended September 30, 2020 Compared to the Other Quarters Presented

When comparing net income of $6.5 million and cash flow from operating activities of $18.1 million for the three months ended September 30, 2020 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

•	An $8.9 million non-cash impairment charge relating to the Company’s Diavik royalty and certain other royalties within its Other Royalties segment was recognized during the three months ended March 31, 2020.
•	A $2.4 million non-cash impairment charge relating to the Company's Diavik royalty was recognized during the three months ended December 31, 2019.
•	The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox and Americas Gold convertible debentures. These gains/losses were recognized as follows:

▪	During the three months ended September 30, 2020, a gain of $1.7 million was recognized.
▪	During the three months ended June 30, 2020, a gain of $5.1 million was recognized;
▪	During the three months ended March 31, 2020, a loss of $5.9 million was recognized;
▪	During the three months ended December 31, 2019, a gain of $4.8 million was recognized;
▪	During the three months ended September 30, 2019, a gain of $2.1 million was recognized;
▪	During the three months ended June 30, 2019, a gain of $1.4 million was recognized;
▪	During the three months ended March 31, 2019, a gain of $1.2 million was recognized;
▪	During the three months ended December 31, 2018, a gain of $1.1 million was recognized.

•	Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last four years as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015.

Change in Total Assets

Total assets increased by $1.3 million from June 30, 2020 to September 30, 2020 as a result of cash flow from operating activities; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd; and (ii) depletion expense. The depreciation in the Turkish Lira was largely responsible for the loss recognized through other comprehensive income for the three months ended September 30, 2020. Total assets increased by $31.2 million from March 31, 2020 to June 30, 2020 as a result of (i) $50.3 million in cash received upon the exercise of warrants as a result of the early warrant exercise incentive program; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira, partially offset by the increase in the valuation of investments, was largely responsible for the loss recognized through other comprehensive income for the three months ended June 30, 2020. Total assets decreased by $46.9 million from December 31, 2019 to March 31, 2020 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; (iii) an impairment charge of $8.9 million primarily related to the Company’s royalty investments; and (iv) depletion expense. The decrease in the valuation of investments and the depreciation in the Turkish Lira were largely responsible for the loss recognized through other comprehensive income for the three months ended March 31, 2020. Total assets increased by $14.4 million from September 30, 2019 to December 31, 2019, partly due to (i) $15 million remitted to Americas Gold for the construction of Relief Canyon, which was partly financed through the Company’s revolving credit facility; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The increase in the valuation of investments was largely responsible for the gain recognized through other comprehensive income for the three months ended December 31, 2019. Total assets increased by $7.8 million from June 30, 2019 to September 30, 2019, partly resulting from (i) $10 million remitted to Americas Gold for the construction of the Relief Canyon mine, which was partly financed through the Company’s revolving credit facility; and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar; partially offset by depletion expense. The appreciation was partly responsible for the increase in other comprehensive income during the three months ended September 30, 2019. Total assets decreased by $19.1 million from March 31, 2019 to June 30, 2019, partly resulting from depletion expense. Total assets increased by $31.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the acquisition of the Fruta del Norte royalty which was partly financed through the Company’s revolving credit facility; partially offset by a decrease in the Hod Maden interest due to the devaluation of the Turkish Lira relative to the U.S. dollar. The devaluation was largely responsible for the decrease in other comprehensive income during the three months ended March 31, 2019. Total assets increased by $11.8 million from September 30, 2018 to December 31, 2018 primarily resulting from an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar. This change was largely responsible for the increase in other comprehensive income during the three months ended December 31, 2018.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per Attributable Gold Equivalent ounce, (ii) average realized gold price per Attributable Gold Equivalent ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non-cash working capital; and (v) all-in sustaining cost per gold ounce on a co-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1 In $000s (except for ounces sold and per ounce amounts)	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Cost of Sales, excluding depletion [1]	$3,108	$4,986	$10,124	$13,314
Divided by:
Total Attributable Gold Equivalent ounces sold [2]	12,068	17,289	36,381	47,716
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$258	$288	$278	$279

[1]	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.
[2]	The Company's royalty and other commodity stream revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.	Average realized gold price per Attributable Gold Equivalent ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of average realized gold price per Attributable Gold Equivalent ounce.

Figure 1.2 In $000s (except for ounces sold and per ounce amounts)	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Total Revenue	$23,267	$25,778	$63,329	$65,439
Divided by:
Total Attributable Gold Equivalent ounces sold	12,068	17,289	36,381	47,716
Equals:
Average realized gold price (per Attributable Gold Equivalent ounce)	$1,928	$1,491	$1,741	$1,371

iii.	Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

iv.	Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3 In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Cash flows from operating activities	$18,085	$14,255	$45,810	$41,669
Add:
Changes in non-cash working capital	(99)	3,947	(3)	3,871
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$17,986	$18,202	$45,807	$45,540

v.	The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a co-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million ) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces ) = $374 all-in sustaining cost per ounce.

Liquidity and Capital Resources

As of September 30, 2020, the Company had cash and cash equivalents of $74.5 million (December 31, 2019 — $7.0 million) and working capital of $78.5 million (December 31, 2019 — $24.3 million). As of the date of the MD&A, the Company currently has no bank debt and the entire $225 million revolving credit facility as well as an additional uncommitted accordion of up to $75 million remains available for future acquisitions and general corporate purposes.

During the nine months ended September 30, 2020, the Company generated cash flows from operating activities of $45.8 million compared with $41.7 million during the comparable period in 2019. When comparing the change, the primary drivers were an increase in the average realized selling price of gold and an offsetting decrease in the number of Attributable Gold Equivalent ounces sold.

During the nine months ended September 30, 2020, the Company had net cash inflows from investing activities of $29.5 million which were primarily the result of the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments including the Company’s convertible debenture due from Equinox; partially offset by (i) the acquisition of $9.9 million in investments and other and (ii) a $2.6 million investment in the Company’s Hod Maden interest. During the nine months ended September 30, 2019, the Company had net cash outflows from investing activities of $50.7 million which were primarily the result of (i) the $32.8 million payment in connection with the Fruta del Norte royalty acquisition; (ii) the $10 million payment to Americas Silver as part of the Relief Canyon stream; and (iii) the acquisition of $21.9 million in investments and other. These outflows were partially offset by cash receipts of $19.0 million largely related to the sale of investments as part of the Company’s strategy of monetizing its non-core assets.

During the nine months ended September 30, 2020, the Company had net cash outflows from financing activities of $7.4 million primarily related to (i) a $41.0 million draw down on its revolving credit facility; (ii) the subsequent repayment of $86.0 million under the same revolving credit facility as well as $1.1 million in related interest expense; and (iii) $23.5 million related to the redemption of the Company’s common shares under the NCIB; partially offset by $62.3 million in proceeds from the exercise of warrants and stock options. During the nine months ended September 30, 2019, the Company had net cash inflows from financing activities of $8.3 million largely related to: (i) a $84.5 million draw down on its revolving credit facility to help fund the Company’s recent acquisitions; (ii) the subsequent repayment of $36.5 million under the same revolving credit facility as well as $2.0 million in related interest expense; and (iii) $42.5 million related to the redemption of the Company’s common shares under the NCIB; partially offset by $4.8 million in proceeds from the exercise of stock options and warrants.

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3,4]
Black Fox	8%	$561
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$464
Yamana silver stream	20%	30% of silver spot price

[1]	Subject to an annual inflationary adjustment except for Ming.
[2]	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.
[3]	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
[4]	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
[5]	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
[6]	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
[7]	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
[8]	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
[9]	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Share Capital

As of October 29, 2020, the Company had 192,361,417 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

In May 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. To-date, the Company has not utilized or sold any shares under the ATM Program.

A summary of the Company’s share purchase options as of October 29, 2020 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2020	250,000	250,000	3.60 - 3.64	3.62
2021	699,000	699,000	4.96	4.96
2022	1,067,438	802,440	4.93 - 15.00	5.31
2023	3,121,665	1,035,002	5.92	5.92
2024	1,427,000	-	8.89	-
	6,565,103	2,786,442		5.30

[1]	For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.
[2]	Weighted average exercise price of options that are exercisable.

As of October 29, 2020, the Company had 2,787,450 warrants outstanding with an exercise price of $4.00 per share and an expiry date of November 3, 2020. The Company also had 2,560,565 restricted share rights outstanding as at October 29, 2020.

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Employee salaries and benefits	$315	$305	$931	$910
Share based payments	1,015	921	3,023	2,734
Total key management compensation expense	$1,330	$1,226	$3,954	$3,644

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in other assets, trade and other payables and bank debt. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other assets, and trade and other payables, approximate their carrying values at September 30, 2020.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s investments in convertible debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Americas Gold is subject to counterparty credit risk and the Company’s ability to realize on its security. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at September 30, 2020 of $66.9 million (December 31, 2019 — $83.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at September 30, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.4 million and other comprehensive income by $5.1 million.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 30, 2020, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Project, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine and other royalties and commodity streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ tax returns may be audited by the Canada Revenue Agency (“CRA”), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA completed an audit of Sandstorm Gold Ltd.’s 2009 — June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Revolving Facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak or continued outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company’s 2019 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates, with the exception of the impact of COVID-19 on significant judgements and estimates which is described in note 2(c) of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2020.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended September 30, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2019 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Q3	2020

Condensed Consolidated Interim Financial Statements

(Unaudited)

FOR THE PERIOD ENDED September 30, 2020

Condensed Consolidated Interim Statements of Financial Position (unaudited)	Expressed in U.S. Dollars ($000s)

— ASSETS	Note	September 30, 2020	December 31, 2019
Current
Cash and cash equivalents		$74,529	$6,971
Short-term investments	6	799	10,801
Trade and other receivables		7,085	7,611
Other current assets		972	2,761
		$83,385	$28,144
Non-current
Mineral, royalty and other interests	4	$362,431	$395,533
Hod Maden interest	5	90,839	116,585
Investments	6	66,129	72,840
Deferred income tax assets		-	4,303
Other long-term assets		5,964	5,770
Total assets		$608,748	$623,175

— LIABILITIES
Current
Trade and other payables		$4,907	$3,865

Non-current
Bank debt		$-	$45,000
Lease liabilities and other		3,638	3,414
		$8,545	$52,279
— EQUITY
Share capital	7	$702,045	$657,551
Reserves		19,667	20,466
Retained earnings (deficit)		447	(2,866)
Accumulated other comprehensive loss		(121,956)	(104,255)
		$600,203	$570,896
Total liabilities and equity		$608,748	$623,175

Commitments and contingencies (Note 12)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director        “David De Witt”, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss) (unaudited)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Sales	13	$14,187	$17,518	$41,100	$46,588
Royalty revenue	13	9,080	8,260	22,229	18,851
		$23,267	$25,778	$63,329	$65,439

Cost of sales, excluding depletion	13	$3,108	$4,986	$10,124	$13,314
Depletion	13	7,707	9,998	24,595	28,762
Total cost of sales		$10,815	$14,984	$34,719	$42,076

Gross profit		$12,452	$10,794	$28,610	$23,363

Expenses and other (income)
Administration expenses [1]	9	$1,855	$1,914	$5,883	$5,594
Project evaluation [1]		1,343	1,193	4,113	3,720
Gain on revaluation of investments	6	(1,727)	(2,098)	(968)	(4,690)
Finance expense		428	848	1,804	2,676
Mineral, royalty and other interests impairments	4(b)	-	-	8,877	212
Finance income		(151)	(152)	(319)	(639)
Foreign exchange loss		98	20	398	104
Other		175	491	460	(34)
Income before taxes		$10,431	$8,578	$8,362	$16,420

Current income tax expense		$646	$637	$1,951	$1,712
Deferred income tax expense		3,267	1,791	3,098	3,627
	8	$3,913	$2,428	$5,049	$5,339
Net income for the period		$6,518	$6,150	$3,313	$11,081

Basic earnings per share		$0.03	$0.03	$0.02	$0.06
Diluted earnings per share		$0.03	$0.03	$0.02	$0.06

Weighted average number of common shares outstanding
Basic	7(e)	191,010,898	176,968,327	185,402,577	178,062,195
Diluted	7(e)	198,720,943	189,972,176	196,088,115	189,917,859

[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation	$1,403	$1,249	$4,212	$3,775

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (unaudited)	Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Net income for the period		$6,518	$6,150	$3,313	$11,081

— OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD
Items that may subsequently be reclassified to net income:
Currency translation differences		$(12,994)	$3,889	$(28,132)	$(8,528)
Items that will not subsequently be reclassified to net income:
Gain (loss) on FVTOCI investments	6	5,829	(1,423)	12,538	436
Tax (expense) recovery on FVTOCI investments		(732)	71	(2,107)	(74)
Other comprehensive (loss) income for the period		$(7,897)	$2,537	$(17,701)	$(8,166)
Total comprehensive (loss) income for the period		$(1,379)	$8,687	$(14,388)	$2,915

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
— OPERATING ACTIVITIES
Net income for the period		$6,518	$6,150	$3,313	$11,081
Items not affecting cash:
Depletion and depreciation		$7,828	$10,116	$24,960	$29,087
Mineral, royalty and other interests impairments		-	-	8,877	212
Deferred income tax expense		3,267	1,791	3,098	3,627
Share based payments		1,403	1,249	4,212	3,775
Gain on revaluation of investments	6	(1,727)	(2,098)	(968)	(4,690)
Interest expense and financing amortization		384	802	1,553	2,546
Unrealized foreign exchange loss (gain)		196	(21)	479	93
Loss (gain) on mineral interest disposal and other		117	213	283	(191)
Changes in non-cash working capital	10	99	(3,947)	3	(3,871)
		$18,085	$14,255	$45,810	$41,669
— INVESTING ACTIVITIES
Acquisition of mineral, royalty and other interests		$(102)	$(10,113)	$(339)	$(44,869)
Proceeds from disposal of investments and other		15,640	758	42,283	19,038
Acquisition of investments and other assets		(1,273)	(2,515)	(9,902)	(21,876)
Investment in Hod Maden interest	5	(1,549)	(2,000)	(2,589)	(3,000)
		$12,716	$(13,870)	$29,453	$(50,707)
— FINANCING ACTIVITIES
Redemption of common shares (normal course issuer bid)		$-	$(13,338)	$(23,524)	$(42,519)
Bank debt drawn		-	16,000	41,000	84,500
Bank debt repaid		-	(5,000)	(86,000)	(36,500)
Interest paid		(239)	(607)	(1,122)	(1,991)
Proceeds on exercise of warrants, options and other		647	143	62,265	4,764
		$408	$(2,802)	$(7,381)	$8,254

Effect of exchange rate changes on cash and cash equivalents		$(118)	$97	$(324)	$11

Net increase (decrease) in cash and cash equivalents		$31,091	$(2,320)	$67,558	$(773)
Cash and cash equivalents — beginning of the period		43,438	7,439	6,971	5,892
Cash and cash equivalents — end of the period		$74,529	$5,119	$74,529	$5,119

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity (unaudited)	Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES
	Note	Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
At January 1, 2019		180,881,580	$684,722	$15,748	$4,964	$(19,263)	$(102,774)	$583,397
Options exercised	7(b)	2,431,400	8,114	(2,965)	-	-	-	5,149
Warrants exercised and expired	7(c)	2,600	11	-	-	-	-	11
Vesting of restricted share rights		113,504	479	(479)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(8,109,342)	(43,157)	-	-	-	-	(43,157)
Share based payments		-	-	3,775	-	-	-	3,775
Total comprehensive income (loss)		-	-	-	-	11,081	(8,166)	2,915
At September 30, 2019		175,319,742	$650,169	$16,079	$4,964	$(8,182)	$(110,940)	$552,090
Options exercised	7(b)	749,708	2,652	(651)	-	-	-	2,001
Warrants exercised and expired	7(c)	1,503,451	7,057	-	(294)	-	-	6,763
Vesting of restricted share rights		225,900	1,037	(1,037)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(570,860)	(3,364)	-	-	-	-	(3,364)
Share based payments		-	-	1,405	-	-	-	1,405
Total comprehensive income		-	-	-	-	5,316	6,685	12,001
At December 31, 2019		177,227,941	$657,551	$15,796	$4,670	$(2,866)	$(104,255)	$570,896
Options exercised	7(b)	1,003,430	4,496	(1,121)	-	-	-	3,375
Warrants exercised and expired	7(c)	17,384,541	66,273	-	(5,734)	-	-	60,539
Vesting of restricted share rights		57,167	225	(225)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)	7(a)	(4,599,020)	(23,524)	-	-	-	-	(23,524)
Share based payments		-	-	4,212	-	-	-	4,212
Share issuance costs		-	(2,976)	-	2,069	-	-	(907)
Total comprehensive income (loss)		-	-	-	-	3,313	(17,701)	(14,388)
At September 30, 2020		191,074,059	$702,045	$18,662	$1,005	$447	$(121,956)	$600,203

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Unaudited
Condensed Consolidated Interim
Financial Statements

September 30, 2020
Expressed in U.S. dollars

1 –  Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on October 29, 2020.

2 –  Summary of Significant Accounting Policies

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019. The Company’s interim results are not necessarily indicative of its results for a full year.

B.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value or amortized cost.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	COVID-19 Estimation Uncertainty

In the preparation of the Company’s financial statements, management makes judgments in applying accounting policies. The areas of policy judgment are consistent with those reported in the Company’s audited consolidated financial statements for the year ended December 31, 2019. In addition, management makes assumptions about the future in deriving estimates used in preparing the consolidated financial statements. As disclosed in the Company's 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including investments in equity interests of other entities.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets.

In the first quarter of 2020, the Company recorded a Mineral, Royalty and Other Interests impairment of $7.9 million related to the Diavik Royalty (Note 4b). There is heightened potential for further impairments or reversal of this and possibly other impairments over the balance of 2020. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial.

3 –  Financial Instruments

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2020 and December 31, 2019.

As at September 30, 2020:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments
Convertible debt	$799	$-	$799	$-
Long-term investments
Common shares held	$50,738	$50,738	$-	$-
Warrants and other	2,045	418	1,627	-
Convertible debt	13,346	-	13,346	-
	$66,928	$51,156	$15,772	$-

As at December 31, 2019:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments
Convertible debt	$10,801	$-	$10,801	$-
Long-term investments
Common shares held	$52,325	$52,325	$-	$-
Warrants and other	4,623	-	4,623	-
Convertible debt	15,892	-	15,892	-
	$83,641	$52,325	$31,316	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets, and trade and other payables approximate their carrying values at September 30, 2020 and December 31, 2019 due to their short-term nature. The fair value of the Company’s bank debt approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2020 and the year ended December 31, 2019.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s investments in convertible debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Americas Gold and Silver (“Americas Gold”) is subject to counterparty credit risk and the Company’s ability to realize on its security. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

C.	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

D.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at September 30, 2020, the Company had cash and cash equivalents of $74.5 million (December 31, 2019 — $7.0 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at September 30, 2020 of $66.9 million (December 31, 2019 — $83.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

E.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19. Based on the Company's investments held as at September 30, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.4 million and other comprehensive income by $5.1 million.

4 –  Mineral, Royalty and Other Interests

A.	Carrying Amount

As of and for the nine months ended September 30, 2020:

	COST			ACCUMULATED DEPLETION
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,091	$-	$11,091	$985	$841	$-	$1,826	$9,265
Black Fox, Canada	37,817	-	37,817	29,412	751	-	30,163	7,654
Bracemac-McLeod, Canada	21,495	-	21,495	18,099	1,091	-	19,190	2,305
Chapada, Brazil	69,554	-	69,554	13,968	2,136	-	16,104	53,450
Diavik, Canada	53,111	23	53,134	33,273	2,073	7,862	43,208	9,926
Fruta del Norte, Ecuador	33,259	8	33,267	34	608	-	642	32,625
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818
Houndé, Burkina Faso	45,101	19	45,120	8,515	2,758	-	11,273	33,847
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	13,248	3,145	-	16,393	9,896
Ming, Canada	20,070	4	20,074	11,055	208	-	11,263	8,811
Relief Canyon, United States	26,416	25	26,441	-	1,582	-	1,582	24,859
Santa Elena, Mexico	23,354	-	23,354	21,610	251	-	21,861	1,493
Yamana silver stream, Argentina	74,252	-	74,252	15,764	7,404	-	23,168	51,084
Other Royalties[1]	234,474	291	234,765	155,956	2,098	1,015	158,718	76,047
Total [2]	$717,452	$370	$717,822	$321,919	$24,946	$8,877	$355,391	$362,431

[1]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.
[2]	Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $47.6 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $314.8 million.

As of and for the year ended December 31, 2019:

	COST			ACCUMULATED DEPLETION
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion [1]	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,033	$58	$11,091	$310	$675	$-	$985	$10,106
Bachelor Lake, Canada	24,029	4	24,033	23,564	469	-	24,033	-
Black Fox, Canada	37,799	18	37,817	28,091	1,321	-	29,412	8,405
Bracemac-McLeod, Canada	21,495	-	21,495	16,521	1,578	-	18,099	3,396
Chapada, Brazil	69,528	26	69,554	10,602	3,366	-	13,968	55,586
Diavik, Canada	53,111	-	53,111	23,569	7,256	2,448	33,273	19,838
Fruta del Norte, Ecuador	-	33,259	33,259	-	34	-	34	33,225
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818
Houndé, Burkina Faso	45,036	65	45,101	4,478	4,037	-	8,515	36,586
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	9,873	3,375	-	13,248	13,041
Ming, Canada	20,070	-	20,070	9,866	1,189	-	11,055	9,015
Relief Canyon, United States	-	26,416	26,416	-	-	-	-	26,416
Santa Elena, Mexico	23,354	-	23,354	21,058	552	-	21,610	1,744
Yamana silver stream, Argentina	74,236	16	74,252	6,072	9,692	-	15,764	58,488
Other Royalties [2]	209,579	862	210,441	128,518	3,193	212	131,923	78,518
Total [3]	$656,728	$60,724	$717,452	$282,522	$36,737	$2,660	$321,919	$395,533

[1]	Depletion during the period in the Consolidated Statements of Income (loss) of $37.8 million is comprised of depletion expense for the period of $36.7 million, and $1.1 million from depletion in ending inventory as at December 31, 2018.
[2]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.
[3]	Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $56.4 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $339.1 million.

B.	Impairment

Due to adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, the Company estimated the recoverable amount of the Diavik royalty and, during the nine months ended September 30, 2020, recorded an impairment charge of $7.9 million. The recoverable amount of $11.3 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a mine life of approximately three years, a diamond price ranging from $55 - $90 per carat and a 4% discount rate. The recoverable amount of Diavik is most sensitive to changes in diamond prices and mine life. In isolation, a 10% decrease in diamond prices would result in a reduction in the recoverable amount of approximately $1.2 million and a one year reduction in mine life would result in a reduction in the recoverable amount of approximately $3.5 million.

5 –  Hod Maden Interest

The following table summarizes the changes in the carrying amount of the Company’s Hod Maden interest:

In $000s
At December 31, 2018	$127,224
Company’s share of net loss of associate	(414)
Capital investment	3,000
Currency translation adjustments	(13,225)
At December 31, 2019	$116,585
Company’s share of net loss of associate	(303)
Capital investment	2,843
Currency translation adjustments	(28,286)
At September 30, 2020	$90,839

6 –  Investments

As of and for the nine months ended September 30, 2020:

In $000s	Fair Value Jan. 1, 2020	Additions	Disposals	Transfers	Fair Value Adjustment	Fair Value Sep. 30, 2020
Short-term investments
Convertible debt instruments [1]	$10,801	$-	$(10,855)	$416	$437	$799
Total short-term investments	$10,801	$-	$(10,855)	$416	$437	$799

Non-current investments
Common shares [2]	$52,325	$10,505	$(24,630)	$-	$12,538	$50,738
Warrants and other [1]	4,623	52	(5,339)	-	2,709	2,045
Convertible debt instruments [1]	15,892	48	-	(416)	(2,178)	13,346
Total non-current investments	$72,840	$10,605	$(29,969)	$(416)	$13,069	$66,129
Total Investments	$83,641	$10,605	$(40,824)	$-	$13,506	$66,928

[1]	Fair value adjustment recorded within Net Income (loss) for the period.
[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

During the nine months ended September 30, 2020, as part of the Company’s on-going efforts to monetize its non-core assets, Sandstorm disposed of common shares of other mining companies with a fair value on disposition of $24.6 million.

On June 30, 2020, Sandstorm received $10.4 million in cash from Equinox Gold Corp. (“Equinox”) as part of the final annual debenture payment. As a result, the Equinox convertible debenture has been fully repaid and no amounts under the debenture remain outstanding.

As of and for the nine months ended September 30, 2019:

In $000s	Fair Value Jan. 1, 2019	Additions	Disposals	Transfers	Fair Value Adjustment	Fair Value Sep. 30, 2019
Short-term investments
Convertible debt instruments [1]	$13,937	$725	$(10,452)	$8,541	$1,476	$14,227
Total short-term investments	$13,937	$725	$(10,452)	$8,541	$1,476	$14,227

Non-current investments
Common shares [2]	$33,139	$22,685	$(17,357)	$-	$436	$38,903
Warrants and other [1]	2,106	-	(27)	-	986	3,065
Convertible debt instruments [1]	10,998	9,275	(559)	(8,541)	2,228	13,401
Total non-current investments	$46,243	$31,960	$(17,943)	$(8,541)	$3,650	$55,369
Total Investments	$60,180	$32,685	$(28,395)	$-	$5,126	$69,596

[1]	Fair value adjustment recorded within Net Income (loss) for the period.
[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

7 –  Share Capital and Reserves

A.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the nine months ended September 30, 2020, the Company, utilizing its previous NCIB, purchased and cancelled approximately 4.6 million common shares.

In May 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. The Company has not utilized or sold any shares under the ATM Program.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD) [1]
Options outstanding at December 31, 2018	9,322,641	4.58
Granted	1,427,000	8.89
Exercised	(3,181,108)	(2.99)
Options outstanding at December 31, 2019	7,568,533	6.06
Exercised	(1,003,430)	(4.61)
Options outstanding at September 30, 2020	6,565,103	6.28

[1]	For options exercisable in British Pounds Sterling (“GBP”), exercise price is translated to Canadian Dollars (“CAD”) using the period end exchange rate.

The weighted-average share price, at the time of exercise, for those shares that were exercised during the nine months ended September 30, 2020 was CAD12.12 per share (year ended December 31, 2019 — CAD7.75). The weighted average remaining contractual life of the options as at September 30, 2020 was 2.88 years (December 31, 2019 — 3.38 years).

A summary of the Company’s options as of September 30, 2020 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) [1]	Weighted average exercise price per share (CAD) [1,2]
2020	250,000	250,000	3.60 - 3.64	3.62
2021	699,000	699,000	4.96	4.96
2022	1,067,438	802,440	4.93 - 15.00	5.31
2023	3,121,665	1,035,002	5.92	5.92
2024	1,427,000	-	8.89	-
	6,565,103	2,786,442		5.30

[1]	For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.
[2]	Weighted average exercise price of options that are exercisable.

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants
Warrants outstanding at December 31, 2018	22,965,400	22,965,400
Exercised	(1,506,051)	(1,506,051)
Warrants outstanding at December 31, 2019	21,459,349	21,459,349
Exercised	(17,384,541)	(17,384,541)
Warrants outstanding at September 30, 2020	4,074,808	4,074,808

The weighted-average share price, at the time of exercise, for those warrants that were exercised during the nine months ended September 30, 2020 was $6.68 per share (year ended December 31, 2019 — $6.98).

As of September 30, 2020, the Company had 4,074,808 warrants outstanding with an exercise price of $4.00 per share and an expiry date of November 3, 2020. Subsequent to period end, 1,287,358 of the Company’s warrants were exercised.

In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant (reduced from $3.50 per warrant), resulting in an additional $50.3 million in cash. Part of the proceeds were used to pay off the Company’s revolving credit facility. The modification resulted in a $2.1 million increase to the fair value of the warrants, the cost of which was recorded within equity as a share issuance cost.

D.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As of September 30, 2020, the Company had 2,560,565 RSRs outstanding.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding shares and per share amounts)	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Net income for the period	$6,518	$6,150	$3,313	$11,081

Basic weighted average number of shares	191,010,898	176,968,327	185,402,577	178,062,195
Basic earnings per share	$0.03	$0.03	$0.02	$0.06

Effect of dilutive securities
Stock options	3,090,756	2,217,144	2,823,431	2,306,079
Warrants	2,323,207	8,851,000	5,582,613	7,590,060
Restricted share rights	2,296,082	1,935,705	2,279,494	1,959,525
Diluted weighted average number of common shares	198,720,943	189,972,176	196,088,115	189,917,859
Diluted earnings per share	$0.03	$0.03	$0.02	$0.06

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD10.62 during the nine months ended September 30, 2020 (September 30, 2019 — CAD7.42) or CAD12.33 during the three months ended September 30, 2020 (September 30, 2019 – CAD8.03).

	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Stock options	2,250	2,250	2,250	2,250

8 –  Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Income before income taxes	$10,431	$8,578	$8,362	$16,420
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax expense based on the above rates	$2,816	$2,316	$2,258	$4,433

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$380	$11	$1,142	$698
Non-taxable portion of capital (loss) gain	(58)	(257)	85	(607)
Change in valuation allowance and other	775	358	1,564	815
Income tax expense	$3,913	$2,428	$5,049	$5,339

9 –  Administration Expenses

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Corporate administration	$419	$512	$1,560	$1,589
Employee benefits and salaries	507	455	1,456	1,295
Professional fees	180	235	627	574
Administration expenses before share based compensation	$1,106	$1,202	$3,643	$3,458
Equity settled share based compensation (a non-cash expense)	749	712	2,240	2,136
Total administration expenses	$1,855	$1,914	$5,883	$5,594

10 –  Supplemental Cash Flow Information

In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Change in non-cash working capital:
Trade receivables and other	$918	$(3,912)	$377	$(3,606)
Trade and other payables	(819)	(35)	(374)	(265)
Net increase (decrease) in cash	$99	$(3,947)	$3	$(3,871)

Significant non-cash transactions:
Common shares received in consideration of a convertible debenture payment	$-	$460	$-	$10,912

11 –  Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2020	3 Months Ended Sep. 30, 2019	9 Months Ended Sep. 30, 2020	9 Months Ended Sep. 30, 2019
Employee salaries and benefits	$315	$305	$931	$910
Share based payments	1,015	921	3,023	2,734
Total key management compensation expense	$1,330	$1,226	$3,954	$3,644

12 –  Commitments and Contingencies

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3,4]
Black Fox	8%	$561
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$464
Yamana silver stream	20%	30% of silver spot price

[1]	Subject to an annual inflationary adjustment except for Ming.
[2]	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.
[3]	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
[4]	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
[5]	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
[6]	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
[7]	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
[8]	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
[9]	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

13 –  Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended September 30, 2020:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$2,309	$-	$215	$2,094	$1,809
Black Fox, Canada	Gold	695	-	201	171	323	493
Bracemac-McLeod, Canada [1]	Various	-	942	-	353	589	748
Chapada, Brazil	Copper	2,467	-	741	693	1,033	1,726
Diavik, Canada	Diamonds	-	888	-	991	(103)	688
Fruta del Norte, Ecuador	Gold	-	490	-	213	277	64
Houndé, Burkina Faso	Gold	-	2,218	-	879	1,339	3,127
Karma, Burkina Faso	Gold	2,433	-	484	1,049	900	2,697
Relief Canyon, United States	Gold	2,249	-	-	859	1,390	2,249
Santa Elena, Mexico	Gold	3,311	-	802	98	2,411	2,510
Yamana silver stream, Argentina	Silver	3,032	-	880	1,603	549	2,153
Other Royalties [2]	Various	-	2,233	-	583	1,650	1,470
Total Segments		$14,187	$9,080	$3,108	$7,707	$12,452	$19,734

Corporate:
Administration & Project evaluation expenses		-	-	-	-	(3,198)	(1,670)
Foreign exchange loss		-	-	-	-	(98)	-
Gain on revaluation of investments		-	-	-	-	1,727	-
Finance (expense) income, net		-	-	-	-	(277)	26
Other		-	-	-	-	(175)	(5)
Total Corporate		$-	$-	$-	$-	$(2,021)	$(1,649)
Consolidated		$14,187	$9,080	$3,108	$7,707	$10,431	$18,085

[1]	Royalty revenue from Bracemac-McLeod consists of $0.5 million from copper and $0.4 million from zinc.
[2]	Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $0.9 million, the United States of $0.3 million, Argentina of $0.3 million, Honduras of $0.4 million and other of $0.3 million. Includes royalty revenue from gold of $1.9 million and other base metals of $0.3 million.

For the three months ended September 30, 2019:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$1,468	$-	$371	$-	$1,097	$168
Bachelor Lake, Canada	Gold	2,250	-	750	150	-	1,350	750
Black Fox, Canada	Gold	1,024	-	380	459	-	185	645
Bracemac-McLeod, Canada [1]	Various	-	973	-	399	-	574	903
Chapada, Brazil	Copper	2,654	-	797	803	-	1,054	1,857
Diavik, Canada	Diamonds	-	1,779	-	1,324	-	455	1,729
Houndé, Burkina Faso	Gold	-	1,600	-	934	-	666	737
Karma, Burkina Faso	Gold	1,851	-	372	806	-	673	1,485
Ming, Canada	Gold	884	-	-	505	-	379	884
Santa Elena, Mexico	Gold	4,325	-	1,332	174	-	2,819	2,994
Yamana silver stream, Argentina	Silver	4,530	-	1,355	3,052	-	123	3,174
Other Royalties [2]	Various	-	2,440	-	1,021	(59)	1,478	1,474
Total Segments		$17,518	$8,260	$4,986	$9,998	$(59)	$10,853	$16,800

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	(3,107)	(1,741)
Foreign exchange loss		-	-	-	-	-	(20)	-
Gain on revaluation of investments		-	-	-	-	-	2,098	-
Finance (expense) income, net		-	-	-	-	-	(696)	105
Other		-	-	-	-	550	(550)	(909)
Total Corporate		$-	$-	$-	$-	$550	$(2,275)	$(2,545)
Consolidated		$17,518	$8,260	$4,986	$9,998	$491	$8,578	$14,255

[1]	Royalty revenue from Bracemac-McLeod consists of $0.4 million from copper and $0.6 million from zinc.
[2]	Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $1.1 million, the United States of $0.4 million, Argentina of $0.3 million, Honduras of $0.4 million and other of $0.2 million. Includes royalty revenue from gold of $2.3 million and other base metals of $0.1 million.

For the nine months ended September 30, 2020:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Mineral, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$6,134	$-	$841	$-	$-	$5,293	$5,434
Black Fox, Canada	Gold	2,656	-	882	751	-	-	1,023	1,773
Bracemac-McLeod, Canada [1]	Various	-	2,093	-	1,091	-	-	1,002	2,111
Chapada, Brazil	Copper	6,990	-	2,146	2,136	-	-	2,708	4,844
Diavik, Canada	Diamonds	-	1,567	-	2,073	7,862	392	(8,760)	2,075
Fruta del Norte, Ecuador	Gold	-	1,347	-	608	-	-	739	728
Houndé, Burkina Faso	Gold	-	5,770	-	2,758	-	-	3,012	4,402
Karma, Burkina Faso	Gold	6,618	-	1,315	3,145	-	-	2,158	5,334
Ming, Canada	Gold	370	-	-	208	-	-	162	370
Relief Canyon, United States	Gold	3,944	-	-	1,582	-	-	2,362	3,944
Santa Elena, Mexico	Gold	7,724	-	2,052	251	-	-	5,421	5,655
Yamana silver stream, Argentina	Silver	12,798	-	3,729	7,404	-	-	1,665	9,069
Other Royalties [2]	Various	-	5,318	-	1,747	1,015	-	2,556	5,098
Total Segments		$41,100	$22,229	$10,124	$24,595	$8,877	$392	$19,341	$50,837

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(9,996)	(5,418)
Foreign exchange loss		-	-	-	-	-	-	(398)	-
Gain on revaluation of investments		-	-	-	-	-	-	968	-
Finance (expense) income, net		-	-	-	-	-	-	(1,485)	49
Other		-	-	-	-	-	68	(68)	342
Total Corporate		$-	$-	$-	$-	$-	$68	$(10,979)	$(5,027)
Consolidated		$41,100	$22,229	$10,124	$24,595	$8,877	$460	$8,362	$45,810

[1]	Royalty revenue from Bracemac-McLeod consists of $1.0 million from copper and $1.1 million from zinc.
[2]	Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $2.2 million, the United States of $0.5 million, Argentina of $0.8 million, Honduras of $1.0 million and other of $0.8 million. Includes royalty revenue from gold of $4.8 million and other base metals of $0.5 million.

For the nine months ended September 30, 2019:

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Mineral, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$1,468	$-	$371	$-	$-	$1,097	$168
Bachelor Lake, Canada	Gold	6,284	-	2,250	395	-	-	3,639	3,308
Black Fox, Canada	Gold	3,032	-	1,231	948	-	-	853	1,801
Bracemac-McLeod, Canada [1]	Various	-	2,547	-	1,220	-	-	1,327	2,442
Chapada, Brazil	Copper	8,075	-	2,430	2,433	-	-	3,212	5,645
Diavik, Canada	Diamonds	-	4,502	-	5,834	-	-	(1,332)	4,502
Houndé, Burkina Faso	Gold	-	4,897	-	3,153	-	-	1,744	3,386
Karma, Burkina Faso	Gold	6,278	-	1,260	2,969	-	-	2,049	5,141
Ming, Canada	Gold	3,414	-	-	1,693	-	-	1,721	3,414
Santa Elena, Mexico	Gold	9,593	-	3,174	418	-	-	6,001	6,419
Yamana silver stream, Argentina	Silver	9,912	-	2,969	6,640	-	-	303	6,942
Other Royalties [2]	Various	-	5,437	-	2,688	212	(340)	2,877	3,610
Total Segments		$46,588	$18,851	$13,314	$28,762	$212	$(340)	$23,491	$46,778

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(9,314)	(5,218)
Foreign exchange loss		-	-	-	-	-	-	(104)	-
Gain on revaluation of investments		-	-	-	-	-	-	4,690	-
Finance (expense) income, net		-	-	-	-	-	-	(2,037)	351
Other		-	-	-	-	-	306	(306)	(242)
Total Corporate		$-	$-	$-	$-	$-	$306	$(7,071)	$(5,109)
Consolidated		$46,588	$18,851	$13,314	$28,762	$212	$(34)	$16,420	$41,669

[1]	Royalty revenue from Bracemac-McLeod consists of $0.9 million from copper and $1.6 million from zinc.
[2]	Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $1.8 million, in the United States of $0.8 million, Argentina of $0.8 million, Honduras of $0.6 million and other of $1.4 million. Includes royalty revenue from gold of $4.7 million and other base metals of $0.7 million.

Total assets as of:

In $000s	September 30, 2020	December 31, 2019
Aurizona	$11,565	$11,706
Black Fox	7,654	8,405
Bracemac-McLeod	2,806	3,915
Chapada	53,450	55,586
Diavik	10,426	21,238
Fruta del Norte	33,025	33,300
Hod Maden [1]	96,657	122,403
Houndé	34,963	37,596
Hugo North Extension and Heruga	35,351	35,351
Karma	9,896	13,041
Ming	8,811	9,015
Relief Canyon	24,859	26,416
Santa Elena	1,493	1,744
Yamana silver stream	51,084	58,488
Other Royalties [2]	77,694	80,281
Total Segments	$459,734	$518,485

Corporate:
Cash and cash equivalents	74,529	6,971
Investments	66,928	83,641
Deferred income tax assets	-	4,303
Other assets	7,557	9,775
Total Corporate	$149,014	$104,690
Consolidated	$608,748	$623,175

[1]	Includes royalty interest of $5.8 million and investment in associate of $90.8 million at September 30, 2020. Includes royalty interest of $5.8 million and investment in associate of $116.6 million at December 31, 2019.
[2]	Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.